UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

THE J.G. WENTWORTH COMPANY
(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

46618D 108
(CUSIP Number)

JLL JGW Distribution, LLC 450 Lexington Avenue, 31st Floor New York, New York 10017 Attention: Paul S. Levy (212) 286-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Steven J. Daniels, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899-0636
(302) 651-3000

October 7, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ⁪

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46618D 108
1		Name of Reporting Persons JLL JGW Distribution, LLC
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power None
	9	Sole Dispositive Power None
	10	Shared Dispositive Power None
11		Aggregate Amount Beneficially Owned by Each Reporting Person None
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) None
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 46618D 108
1		Name of Reporting Persons JGW Holdco, LLC
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power None
	9	Sole Dispositive Power None
	10	Shared Dispositive Power None
11		Aggregate Amount Beneficially Owned by Each Reporting Person None
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) None
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 46618D 108
1		Name of Reporting Persons JLL Fund V AIF I, LP
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power None
	9	Sole Dispositive Power None
	10	Shared Dispositive Power None
11		Aggregate Amount Beneficially Owned by Each Reporting Person None
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) None
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 46618D 108
1		Name of Reporting Persons JLL Fund V AIF II, LP
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 668,476
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 668,476
11		Aggregate Amount Beneficially Owned by Each Reporting Person 668,476
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 4.69%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 46618D 108
1		Name of Reporting Persons JLL Associates V, L.P.
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 769,359
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 769,359
11		Aggregate Amount Beneficially Owned by Each Reporting Person 769,359
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 5.4%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 46618D 108
1		Name of Reporting Persons JLL Associates G.P. V, L.L.C.
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 769,359
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 769,359
11		Aggregate Amount Beneficially Owned by Each Reporting Person 769,359
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 5.4%
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 46618D 108
1		Name of Reporting Persons Paul S. Levy
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 769,359
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 769,359
11		Aggregate Amount Beneficially Owned by Each Reporting Person 769,359
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 5.4%
14		Type of Reporting Person (See Instructions) IN

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on November 18, 2013 as previously amended by a filing made with the SEC on February 10, 2014 (collectively, the "Schedule 13D").  This Amendment No. 2 relates to the Class A Common Stock, par value $0.00001 per share (the "Class A Common Stock"), of The J.G. Wentworth Company, a Delaware corporation formerly known as JGWPT Holdings Inc. (the "Issuer"), and is jointly filed by: JLL JGW Distribution, LLC, a Delaware limited liability company ("JLL JGW Distribution"); JGW Holdco, LLC, a Delaware limited liability company ("JGW Holdco, LLC"), and a subsidiary of JLL JGW Distribution, the managing member of which is J.G. Wentworth, Inc., a Delaware corporation controlled by JLL JGW Distribution; JLL Fund V AIF I, L.P., a Delaware limited partnership ("AIF I") and a member of JLL JGW Distribution; JLL Fund V AIF II, L.P., a Delaware limited partnership ("AIF II"); JLL Associates V, L.P., a Delaware limited partnership ("JLL Associates V") and the general partner of AIF I and AIF II; JLL Associates G.P. V, L.L.C., a Delaware limited liability company ("JLL Associates G.P."), the Special Member of JLL JGW Distribution and the general partner of JLL Associates V; and Paul S. Levy, the Special Manager of JLL JGW Distribution and the sole member of JLL Associates G.P. (each, a "Reporting Person" and, collectively, the "Reporting Persons").  Except as specifically amended by this Amendment No. 2, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4(a) is hereby amended and supplemented by adding the following paragraph at the end thereof:

On October 7, 2014, an alternative exchange was consummated in accordance with Sections 9.10(b) and 9.10(c) of the JGWPT Operating Agreement pursuant to which AIF II received a net amount of 668,476 newly-issued shares of Class A Common Stock of the Issuer, and ceased to own any inerest in JGW Holdings, Inc., a Delaware corporation ("JGW Holdings, Inc."), with JGW Holdings, Inc. becoming a wholly-owned subsidiary of the Issuer and accordingly ceasing to be a Reporting Person.

Upon completion of such transactions, the Reporting Persons beneficially owned an aggregate of 769,359 shares of Class A Common Stock, with JLL Associates V as the direct record holder and beneficial owner of 100,883 shares of Class A Common Stock and AIF II as the direct record holder and beneficial owner of 668,476 shares of Class A Common Stock.

In addition, as of the date of this Amendment No. 2, (i) JLL JGW Distribution is the direct record and beneficial owner of 229,235 Common Interests of JGWPT Holdings, LLC, which may be exchanged, together with an equal number of shares of Class B Common Stock, par value $0.00001 per share, of the Issuer (the "Class B Common Stock"), pursuant to the JGWPT Operating Agreement and subject to applicable rules and restrictions imposed by the Issuer, on a one-for-one basis for shares of Class A Common Stock, and (ii) JGW Holdco, LLC is the direct record and beneficial owner of 8,400,024 Common Interests of JGWPT Holdings, LLC, which may be exchanged, together with an equal number of shares of Class B Common Stock, pursuant to the JGWPT Operating Agreement and subject to applicable rules and restrictions imposed by the Issuer, on a one-for-one basis for shares of Class A Common Stock.  JLL JGW Distribution and JGW Holdco, LLC may be deemed to beneficially own, as of the date hereof, the shares of Class A Common Stock into which such Common Interests of JGWPT Holdings, LLC are exchangeable.

Item 5.  Interest in Securities of the Issuer

Item 5(a) is hereby amended by replacing it in its entirety with the following:

(a)  (i)  JLL JGW Distribution is the direct record and beneficial owner of 229,235 Common Interests of JGWPT Holdings, LLC, which may be exchanged, together with an equal number of shares of Class B Common Stock, pursuant to the JGWPT Operating Agreement and subject to applicable rules and restrictions imposed by the Issuer, on a one-for-one basis for shares of Class A Common Stock at any time.  JLL JGW Distribution may be deemed to beneficially own, as of the date of this Amendment No. 2, the 229,235 shares of Class A Common Stock into which such Common Interests of JGWPT Holdings, LLC are exchangeable, which represents approximately 1.61% of the outstanding shares of the Issuer's Class A Common Stock.  JLL JGW Distribution may also be deemed to be the beneficial owner of the 8,400,024 shares of Class A Common Stock into which the Common Interests of JGWPT Holdings, LLC owned by JGW Holdco, LLC as described in Item 5(a)(ii) below are exchangeable, which represents approximately 58.97% of the outstanding shares of the Issuer's Class A Common Stock.

(ii)  JGW Holdco, LLC is the direct record and beneficial owner of 8,400,024 Common Interests of JGWPT Holdings, LLC, which may be exchanged, together with an equal number of shares of Class B Common Stock, pursuant to the JGWPT Operating Agreement and subject to applicable rules and restrictions imposed by the Issuer, on a one-for-one basis for shares of Class A Common Stock at any time.  JGW Holdco, LLC may be deemed to beneficially own, as of the date of this Amendment No. 2, the shares of Class A Common Stock into which such Common Interests of JGWPT Holdings, LLC are exchangeable, which represents approximately 58.97% of the outstanding shares of the Issuer's Class A Common Stock.

JLL JGW Distribution and JGW Holdco, LLC each hold a number of shares of Class B Common Stock, par value $0.00001 per share, of the Issuer ("Class B Common Stock") equal to the number of Common Interests of JGWPT Holdings, LLC held by them, respectively.  As a result, JLL JGW Distribution and JGW Holdco, LLC together hold shares of Class B Common Stock representing 71.3% of the voting power and 0% of the economic interest of the Issuer.  JLL JGW Distribution and JGW Holdco, LLC will cease to hold such shares of Class B Common Stock to the extent they exchange their Common Interests of JGWPT Holdings, LLC for shares of Class A Common Stock.

(iii)  By virtue of its position as a member of JLL JGW Distribution, AIF I may be deemed to be the beneficial owner of the shares of Class A Common Stock of the Issuer deemed beneficially owned by JLL JGW Distribution, which, as described in Item 5(a)(i) above, as of the date of this Amendment No. 2, may be deemed to be 8,629,259, representing approximately 60.57% of the outstanding shares of the Issuer's Class A Common Stock.

(iv)  AIF II is the direct record and beneficial owner of 668,476 shares of Class A Common Stock of the Issuer, which represents approximately 4.69% of the outstanding shares of the Issuer's Class A Common Stock.

(v)  JLL Associates V is the direct record and beneficial owner of 100,883 shares of Class A Common Stock of the Issuer, which represents approximately 0.71% of the outstanding shares of the Issuer's Class A Common Stock.   By virtue of its position as the general partner of AIF I, JLL Associates V may be deemed to be the beneficial owner of the shares of Class A Common Stock of the Issuer beneficially owned by AIF I, which, as described in Item 5(a)(iii) above, as of the date of this Amendment No. 2, may be deemed to consist of 8,629,259 shares of Class A Common Stock, representing approximately 60.57% of the outstanding shares of the Issuer's Class A Common Stock.   By virtue of its position as the general partner of AIF II, JLL Associates V may be deemed to be the beneficial owner of the shares of Class A Common Stock of the Issuer beneficially owned by AIF II, which, as described in Item 5(a)(iv) above, as of the date of this Amendment No. 2, consists of 668,476 shares of Class A Common Stock, representing approximately 4.69% of the outstanding shares of the Issuer's Class A Common Stock.

(vi)  By virtue of its position as the general partner of JLL Associates V, JLL Associates G.P. may be deemed to be the beneficial owner of the shares of Class A Common Stock of the Issuer beneficially owned by JLL Associates V, which, as described in Item 5(a)(v) above, as of the date of this Amendment No. 2, may be deemed to consist of 9,297,735 shares of Class A Common Stock, representing approximately 65.27% of the outstanding shares of the Issuer's Class A Common Stock.

(vii)  By virtue of his position as the managing member of JLL Associates G.P., Mr. Levy may be deemed to be the beneficial owner of the shares of Class A Common Stock of the Issuer beneficially owned by JLL Associates G.P., which, as described in Item 5(a)(vi) above, as of the date of this Amendment No. 2, may be deemed to consist of 9,297,735 shares of Class A Common Stock, representing approximately 65.27% of the outstanding shares of the Issuer's Class A Common Stock.

Item 5(b) is hereby amended by replacing it in its entirety with the following:

(b)  Each of the Reporting Persons, other than AIF II and JGW Holdco, LLC, shares with JLL JGW Distribution the power to vote or direct the vote of and to dispose or direct the disposition of any shares of the Issuer's Class A Common Stock beneficially owned by JLL JGW Distribution.  Each of the Reporting Persons other than JLL JGW Distribution disclaims beneficial ownership of the shares of Class A Common Stock owned of record by JLL JGW Distribution. Each of the Reporting Persons, other than AIF II, shares with JGW Holdco, LLC the power to vote or direct the vote of and to dispose or direct the disposition of any shares of the Issuer's Class A Common Stock beneficially owned by JGW Holdco, LLC.  Each of the Reporting Persons other than JGW Holdco, LLC disclaims beneficial ownership of the shares of Class A Common Stock owned of record by JGW Holdco, LLC. Each of the Reporting Persons, other than JGW Holdco, LLC, JLL JGW Distribution and AIF I, shares with AIF II the power to vote or direct the vote of and to dispose or direct the disposition of any shares of the Issuer's Class A Common Stock beneficially owned by AIF II.  Each of the Reporting Persons other than AIF II disclaims beneficial ownership of the shares of Class A Common Stock owned of record by AIF II.  Each of the Reporting Persons, other than JGW Holdco, LLC, JLL JGW Distribution, AIF I and AIF II, shares with JLL Associates V the power to vote or direct the vote of and to dispose of or direct the disposition of any shares of the Issuer’s Class A Common Stock beneficially owned by JLL Associates V.  Each of the Reporting Persons other than JLL Associates V disclaims beneficial ownership of the shares of Class A Common Stock owned of record by JLL Associates V.  Mr. Levy disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Item 5(c) is hereby amended by replacing it in its entirety with the following:

The following table sets forth all transactions with respect to the Issuer's Class A Common Stock effected during the past 60 days by the Reporting Persons.

Name of Entity	Date	Number of Shares	Price per Share
AIF II (issuance)	October 7, 2014	668,476	n/a

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 9, 2014
JLL JGW DISTRIBUTION, LLC
By:	/s/ Paul S. Levy
Paul S. Levy
Authorized Person

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2014
JGW HOLDCO, LLC
By:	/s/ Paul S. Levy
Paul S. Levy
Authorized Person

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 9, 2014
JLL FUND V AIF I, L.P.

By:	JLL ASSOCIATES V, L.P.
	Its:	General Partner

By:	JLL ASSOCIATES G.P. V, L.L.C.
	Its:	General Partner

By:	/s/ Paul S. Levy
Paul S. Levy
Sole Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 9, 2014

JLL FUND V AIF II, L.P.

By:	JLL ASSOCIATES V, L.P.
	Its:	General Partner

By:	JLL ASSOCIATES G.P. V, L.L.C.
	Its:	General Partner

By:	/s/ Paul S. Levy
Paul S. Levy
Sole Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 9, 2014
JLL ASSOCIATES V, L.P. By its General Partner, JLL Associates G.P. V, L.L.C.
By:	/s/ Paul S. Levy
Paul S. Levy
Sole Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 9, 2014
JLL ASSOCIATES G.P. V, L.L.C.
By:	/s/ Paul S. Levy
Paul S. Levy
Sole Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 9, 2014

/s/ Paul S. Levy
Paul S. Levy